Exhibit 12


                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                       Three Months Ended     Six Months Ended
                                            June 30,              June 30,
                                          2006     2005         2006      2005

Earnings (loss):
 Earnings (loss) before income taxes     $ 280    $  41       $  174    $ (130)

 Add:  Total fixed charges (per below)     426      368          845       751


 Less:  Interest capitalized                 7       24           14        46
    Total earnings before income taxes   $ 699    $ 385       $1,005    $  575


Fixed charges:
 Interest                                $ 211    $ 164       $  418    $  341

 Portion of rental expense
  representative of the interest factor    212      201          419       405

 Amortization of debt expense                3        3            8         5
    Total fixed charges                  $ 426    $ 368       $  845    $  751

Ratio of earnings to fixed charges        1.64     1.05         1.19         -

Coverage deficiency                      $   -    $   -       $    -    $  176


Note:    As  of  June  30, 2006, American has guaranteed approximately
         $1.1  billion  of  AMR's  unsecured  debt  and  approximately  $408
         million  of  AMR  Eagle's  secured  debt.   The  impact  of   these
         unconditional guarantees is not included in the above computation.